Dixons Group plc

Dixons Group Media Office Maylands Avenue, Hemel Hempstead, Herts HP2 7TG
Telephone: 01442 354515 Fax: 01442 354517 Pager: 07626 259 044

PR96/02
EMBARGOED FOR 0700 HOURS
26 June 2002

PRELIMINARY AUDITED RESULTS FOR THE 52 WEEKS ENDED 27 APRIL 2002

- Group turnover increased by 5% to £4.9 billion (2000/01 £4.6 billion excluding Freeserve).
- Underlying profit up 7% to £297.2 million (£277.8 million before taxation, exceptional items and Freeserve).
- Adjusted diluted earnings per share 11.6 pence (10.3 pence), an increase of 13%.
- Group like for like sales unchanged.
- Proposed final dividend 4.68 pence per share (4.25 pence), making total dividends for the period of 6.05 pence per share (5.5 pence) - an increase of 10%.
- Strong performances in Currys and PC World with market share gains offsetting the effects of the downturn in the UK mobile phone and PC markets.
- Continued progress in International division with new stores opened in France, Spain and Hungary, giving the Group retail interests in 12 countries.
- Acquired 24.3% stake in UniEuro, one of Italy's leading electrical retailers.
- Shortly after year-end, the Group acquired Genesis Communications, a leading business to business mobile phone service provider for an initial consideration of £28 million.

Sir Stanley Kalms, Chairman, commented on the results and outlook for the Group as follows:

"The achievement of a double digit increase in earnings per share reflects the Group's strength in the face of a significant downturn in both the PC and mobile phone markets. Our results also include the planned investments behind the latest phase of our European expansion programme. We are in an excellent position to capitalise both on the flow of new technology and our international development. We expect both of these to create substantial shareholder value."

RESULTS AND DIVIDENDS

Group turnover for the 52 weeks ended 27 April 2002 increased by 5% to £4,888 million (2000/01 £4,643 million excluding Freeserve). Like for like sales were unchanged across the Group in challenging markets.

Underlying profit before tax and exceptional items increased by 7% to £297.2 million (2000/01 £277.8 million before tax, exceptional items and Freeserve). These results represent a satisfactory performance in a period during which two of the Group's largest markets, mobile phones and PCs, suffered a significant downturn. Profit growth was also held back by the planned investments incurred in our new businesses in Continental Europe. Adjusted diluted earnings per share grew by 13% to 11.6 pence (10.3 pence in 2000/01 as restated for adoption of Financial Reporting Standard 19). The strong growth in EPS reflects a reduction in the effective taxation rate and the lower minority interest accruing to O_2 (UK) Limited as a result of reduced profits in The Link.

The directors have recommended the payment of a final dividend of 4.68 pence per share, making total dividends for the period of 6.05 pence (5.5 pence), an increase of 10%.

UK RETAIL

UK Retail division operating profit before exceptional items was £253.6 million (£244.8 million), an increase of 4%. Strong contributions to the divisional performance by Currys and PC World were largely offset by a £25 million reduction in contribution from The Link, arising from lower sales and a decline in acquisition subsidies from the mobile phone networks.

Total UK sales were £4,122 million (£3,979 million), a 4% increase year on year and unchanged like for like.

The performance of the markets in which the Group operates was mixed. The brown goods market grew by 6%, with strong growth in games, large screen televisions and DVDs. The white goods market, which also grew by 6%, was helped by the strength of the consumer economy and new product designs raising average ticket values. The personal computer market fell by 21%. The mobile phone market fell by 33% in units compared with the exceptional performance of the previous year. The Group made strong market share gains, with particularly strong performances in widescreen televisions, white goods, games, personal computers and PC related products.

The product cycle is a major factor in the Group's pattern of growth. New products have driven sales even during the recessions of the early 1980s and 1990s. Looking forward, the outlook appears particularly favourable, with a number of new technologies coming onto the market. These range from large flat screen televisions and recordable DVD players to personal digital assistants and wireless home networks. There is also potential for recovery in the PC market.

Gross margins were unchanged versus the previous financial year, with improvements in most product categories being offset by an increased volume of lower margin products in the sales mix. Level like for like sales against a background of general cost inflation resulted in the division's cost to sales ratio remaining unchanged versus the previous year. As a result, operating profit as a percentage of sales was in line with the previous year.

DIXONS

Dixons sales were £816 million (£832 million), down 2%. Like for like sales were 1% down. This reflects the impact of the temporary closure of almost 100 stores for refit in the first half, a significant reduction in customer traffic at airport stores following the events of September 11 and the decline in the PC and mobile phone markets, which, together, accounted for 35% of Dixons sales. Sales of games products, digital cameras and accessories performed well.

Major refurbishments have been completed in 174 stores. Improved merchandising has made the stores easier to shop, particularly for lower ticket impulse products with clearer, consumer friendly sales literature. The combined effect of these initiatives has been continued improvement in gross margins.

CURRYS

Currys sales were £1,607 million (£1,487 million), an increase of 8% overall and 5% like for like. Like for like sales were up 6% in Currys superstores, with a 7% improvement in the second half. There were strong performances and good market share gains across most product categories, particularly widescreen televisions and large domestic appliances.

The Currys Marketplace store concept continued to perform strongly in the second half. The combination of greater self-service on smaller ticket items and increased availability of take-away stock was reinforced by the *Currys... no worries* marketing campaign and a strong price proposition.

18 new Currys superstores were opened or resited including eight large Marketplace stores with net trading space of more than 25,000 square feet. These larger stores continue to show excellent performance, ahead of the chain average. They have strong customer appeal, deliver good returns and provide a strong platform for future growth. Currys currently has 17 stores of 25,000 square feet or more. We estimate that there are around 100 markets in the UK capable of supporting stores of this size.

PC WORLD

PC World sales were £1,278 million (£1,181 million), an increase of 8% in total and 1% like for like. This reflects strong share gains in a market that declined by 21%.

The PC World proposition was strengthened, with component shops and the launch of new sales areas focused on the sale of mobile data products, personal digital assistants (PDAs) and Freeserve broadband connections. 15 new PC World superstores were opened including eight in the second half, bringing the total number of stores to 111. We expect to open a similar number of new stores in the current financial year.

THE LINK

Following a 45% increase in sales in the previous year, The Link fell back as the market returned to more sustainable levels. Total sales were £331 million (£402 million), 18% lower than 2000/01 and down 23% on a like for like basis.

The reduction in sales was particularly marked in pre-pay phones as the focus moved to the contract sector. The Link's sales of contract handsets increased from 22% of its connections to 41% over the year. The Link continues to achieve a strong return on capital. 14 stores were opened in 2001/02 and a further 15 new stores are planned in the current financial year.

Shortly after the year-end the Group acquired Genesis Communications, a leading business to business mobile phone service provider, for an initial consideration of £28 million. This acquisition is a significant step towards our goal of creating a leading IT and telecoms provider to the business to business market.

INTERNATIONAL RETAIL

The International Retail division achieved an operating profit of £15.2 million (£22.3 million) on sales increased by 14% to £688 million (£602 million). The lower profit reflected expected start up losses in new businesses in France, Spain and Hungary. Once again, our established businesses in the Nordic region and Ireland increased their profits.

ELKJØP

In the Nordic region, Elkjøp's sales increased by 12% to £596 million (£531 million). Like for like sales were 1% lower, reflecting a downturn in several of the Nordic markets. Elkjøp continued to gain market share in each of its markets.

In July, Elkjøp completed the purchase of seven out of town stores from Super Radio in Denmark. These stores have been re-branded under Elkjøp's El Giganten fascia and have shown strong initial results. This acquisition confirms El Giganten's position as the market leader out of town in Denmark.

Elkjøp opened or resited 16 stores, including five in Sweden and four in Finland. We intend to open a further 11 new stores in the current financial year.

IRELAND

Ireland showed a strong performance with total sales increasing by 26% to £56 million (£44 million). Like for like sales increased by 8%. Two new stores were opened during the period including a new Dixons store in Limerick. We intend to open two further stores in the current financial year.

PC CITY

PC City opened its first large superstore in Spain in Zaragoza and another in Madrid. Like for like sales grew by 4%. Three further stores were opened after the year end in Valladolid, Alicante and Valencia.

In France, we opened our first stores in the Paris region in November. The opening in Villebon was the strongest ever for a PC World/ PC City with more than 15,000 customers over the first weekend. We are encouraged by the initial reaction to the PC City proposition in both countries. Whilst there is an ongoing investment cost in establishing these businesses, we believe the potential to create shareholder value is substantial.

ELECTRO WORLD

In February, the Group opened its first store in Hungary under the Electro World brand. The 43,000 square feet store combines the best of the Group's formats from around Europe and has quickly established a strong market presence. Further Electro World stores will open in Budapest and in Prague this year.

UNIEURO

At the end of November, the Group purchased a 24.3% stake in UniEuro, one of Italy's leading electrical retailers, for €103 million (£64 million). This purchase gives the right to acquire the balance of the company at any time before July 2003. UniEuro is the fastest growing and most profitable electrical retailer in Italy. This acquisition gives the Group a leading position in one of Europe's largest markets.

Since the date of acquisition, UniEuro has continued to expand aggressively adding a further 16 stores bringing the total to 77 stores. Sales in the 12 months to the end of April have grown by 28%. Included in the Group's results is an operating profit of £3.8 million, representing its share of profits for the 5 months since acquisition.

EUROPEAN PROPERTY

The European Property division, Codic, made an operating profit of £16.0 million (£14.9 million), an increase of 7%, on sales of £78 million (£62 million).

Codic continues to generate consistently high profits whilst maintaining firm control of capital employed. Major sales of high quality offices in prime locations were made in Luxembourg, Belgium, France and Germany. During the year management purchased a 4% stake in the company. This stake is expected to increase over time.

FINANCIAL

The Group ended the year in a strong financial position with net funds of £55.7 million (excluding £300 million of investments held under trust to fund future extended warranty and service contract claims), compared with net debt of £85.1 million as at 28 April 2001. The improved cash position reflects our underlying cash generation and the money raised from the sale of part of the Group's holding in Wanadoo S.A., offset by capital expenditure of £188.5 million, almost twice the rate of depreciation, and £83.5 million paid in respect of acquisitions in Italy and Denmark.

Net interest receivable was £12.4 million compared with net interest payable of £4.2 million (excluding Freeserve) in 2000/01. The improvement results from cash generation and a restructuring of borrowings to lower interest rate debt, including the issue of a 1% bond exchangeable into Wanadoo shares and the conversion of certain funding from Norwegian Kroner to Euro debt.

The taxation rate on underlying profits was 21.9% (2000/01 restated 23.5%). This rate reflects the adoption of Financial Reporting Standard 19 that requires full provision for deferred tax. As required by the standard, the prior year's taxation rate has been restated on the same basis.

The Group continues to account for pension costs under SSAP 24. The Group is also required to state by way of note to the financial statements, the equivalent balance sheet figure calculated under Financial Reporting Standard 17. At the end of the year, the FRS 17 valuation led to a net deficit, after deferred tax of £53.3 million. This contrasts with the last full actuarial valuation of the principal pension scheme as at April 2001, which showed the scheme's assets to be in excess of future expected liabilities. We do not anticipate that the adoption of FRS 17 will have a material impact on pension funding or on the Group's future cash flow or reported earnings.

Net exceptional costs were £14.9 million. A gain of £15.1 million was recognised on the sale of 51.3 million shares in Wanadoo S.A. The Group retains around 126.3 million shares in Wanadoo with a market value at 27 April 2002 of £475.1 million. This was offset by a £30 million write down in the value of the Group's 15% stake in Kotsovolos S.A. The Group retains pre-emption rights to enable it to acquire majority control of this market leader in an important region of Europe.

OUTLOOK

The new financial year has started in line with our expectations. The combined effects of the World Cup and relative weakness in May last year have helped year on year performance with continued good growth in sales of TVs, DVDs, white goods, games consoles and personal computers. We are in an excellent position to capitalise both on the flow of new technology and our international development. We expect both of these to create substantial shareholder value.

Maylands Avenue	Sir Stanley Kalms
Hemel Hempstead	Chairman
Hertfordshire HP2 7TG	26 June 2002

Ex dividend date for final dividend	14 August 2002
Record date for final dividend	16 August 2002
Report and Accounts publication date	2 August 2002
Annual General Meeting	11 September 2002
Proposed final dividend payment date	7 October 2002

For further information:

John Clare	Group Chief Executive)	
Jeremy Darroch	Group Finance Director)	020 7499 3494
Lesley Smith	Corporate Affairs Director)	

Information on Dixons Group plc is available at http://www.dixons-group-plc.co.uk

Issued by Weber Shandwick Square Mile (020 7950 2800) on behalf of Dixons Group plc.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		52 weeks ended 27 April 2002			52 weeks ended 28 April 2001 (restated)			
		Continuing operations		**Total**	Continuing operations		Discontinued operations - Freeserve	Total
		Underlying results	**Exceptional items**		Underlying results	Exceptional items		
	Note	**£million**	**£million**	**£million**	£million	£million	£million	£million
Turnover	2	**4,888.2**	-	**4,888.2**	4,643.4	-	44.8	4,688.2
Operating profit before exceptional items		**281.0**	-	**281.0**	282.0	-	(33.1)	248.9
Exceptional operating items	3	-	-	-	-	(39.3)	(0.4)	(39.7)
Group operating profit		**281.0**	-	**281.0**	282.0	(39.3)	(33.5)	209.2
Share of profit / (loss) of associates		**3.8**	-	**3.8**	-	-	(5.4)	(5.4)
Total operating profit	2	**284.8**	-	**284.8**	282.0	(39.3)	(38.9)	203.8
Exceptional items	3	-	**15.1**	**15.1**	-	471.8	-	471.8
Profit on ordinary activities before interest		**284.8**	**15.1**	**299.9**	282.0	432.5	(38.9)	675.6
Net interest		**12.4**	-	**12.4**	(4.2)	-	2.2	(2.0)
Amounts written off investments	3	-	**(30.0)**	**(30.0)**	-	(15.0)	(11.5)	(26.5)
Profit on ordinary activities before taxation		**297.2**	**(14.9)**	**282.3**	277.8	417.5	(48.2)	647.1
Taxation on profit on ordinary activities	4	**(65.1)**	-	**(65.1)**	(65.4)	8.8	7.0	(49.6)
Profit on ordinary activities after taxation		**232.1**	**(14.9)**	**217.2**	212.4	426.3	(41.2)	597.5
Equity minority interests		**(6.0)**	-	**(6.0)**	(12.3)	-	9.8	(2.5)
Profit for the period		**226.1**	**(14.9)**	**211.2**	200.1	426.3	(31.4)	595.0
Equity dividends	5	**(117.3)**	-	**(117.3)**	(105.9)	-	-	(105.9)
Retained profit for the period		**108.8**	**(14.9)**	**93.9**	94.2	426.3	(31.4)	489.1
Earnings per share (pence)	6							
Adjusted diluted (before exceptional items and discontinued operations)				**11.6p**				10.3p
Basic				**11.0p**				31.1p
Diluted				**10.8p**				30.6p

Freeserve plc was sold in 2000/01 and was therefore treated as a discontinued operation. All other turnover and operating profit for both 2001/02 and 2000/01 are derived from continuing operations.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	52 weeks ended 27 April 2002 £million	52 weeks ended 28 April 2001 (restated) £million
Profit for the the period	**211.2**	595.0
Exchange translation adjustments	**18.2**	0.9
Total gains and losses recognised in the period	**229.4**	595.9
Prior period adjustment (note 1)	**(48.7)**	
Total recognised gains and losses since the last annual report	**180.7**	

BALANCE SHEET

	Note	27 April 2002 £million	28 April 2001 (restated) £million
Fixed assets			
Intangible assets		**484.2**	432.7
Tangible assets		**607.0**	535.0
Investments		**479.0**	625.7
		1,570.2	1,593.4
Current assets			
Stocks		**650.0**	580.7
Debtors - falling due within one year		**337.6**	312.2
- falling due after more than one year		**85.2**	71.7
Short term investments		**813.9**	793.0
Cash at bank and in hand		**38.6**	64.4
		1,925.3	1,822.0
Creditors – falling due within one year			
Borrowings		**(193.8)**	(195.8)
Other creditors		**(1,061.3)**	(929.7)
		(1,255.1)	(1,125.5)
Net current assets		**670.2**	696.5
Total assets less current liabilities		**2,240.4**	2,289.9
Creditors – falling due after more than one year			
Borrowings		**(303.0)**	(462.1)
Other creditors		**(239.8)**	(264.9)
		(542.8)	(727.0)
Provisions for liabilities and charges		**(80.9)**	(87.7)
		1,616.7	1,475.2
Capital and reserves			
Called up share capital		**48.6**	48.2
Share premium account		**135.5**	94.4
Capital reserve		**290.0**	395.5
Merger reserve		**(386.1)**	(386.1)
Capital redemption reserve		**425.5**	425.5
Profit and loss account		**1,067.6**	868.8
Equity shareholders' funds	7	**1,581.1**	1,446.3
Equity minority interests		**35.6**	28.9
		1,616.7	1,475.2

CONSOLIDATED CASH FLOW STATEMENT

	Note	52 weeks ended 27 April 2002 £million	52 weeks ended 28 April 2001 £million
Net cash inflow from operating activities	8	**340.3**	332.1
Returns on investments and servicing of finance			
Interest received		**47.0**	59.8
Interest paid		**(36.0)**	(51.8)
		11.0	8.0
Taxation paid		**(45.2)**	(59.0)
Capital expenditure and financial investment			
Purchase of tangible assets		**(188.5)**	(181.6)
Purchase of fixed asset investment		**-**	(7.7)
Sale of tangible assets		**23.7**	(2.0)
Sale of tangible fixed asset investments		**178.4**	-
		13.6	(191.3)
Acquisitions and disposals			
Cash consideration for acquisitions and businesses		**(16.8)**	(2.0)
Cash disposed of with subsidiary		**-**	(50.4)
Cash consideration for sale and partial sale of subsidiaries		**0.9**	13.4
Cash consideration for acquisition of associated undertakings		**(66.7)**	-
Cash paid in respect of sale of subsidiaries		**-**	(23.6)
		(82.6)	(62.6)
Equity dividends paid		***(108.1)***	*(91.8)*
Net cash inflow/ (outflow) before management of liquid resources and financing		**129.0**	(64.6)
Management of liquid resources			
Increase in short term investments		**(20.9)**	(3.1)
Financing			
Issue of ordinary share capital		**22.7**	20.4
(Decrease)/increase in debt due within one year		**(0.5)**	133.3
Decrease in debt due after more than one year		**(154.6)**	(117.3)
		(132.4)	36.4
Decrease in cash in the period		**(24.3)**	(31.3)

Reconciliation of net cash flow to movement in net funds

Decrease in cash in the period	**(24.3)**	(31.3)
Cash outflow from increase in short term investments	**20.9**	3.1
Cash outflow/(inflow) from decrease/(increase) in debt	**155.1**	(16.0)
Decrease in net funds resulting from cash flows	**151.7**	(44.2)
Translation adjustments	**4.5**	(23.3)
Movement in net funds in the period	**156.2**	(67.5)
Opening net funds	**199.5**	267.0
Closing net funds	**355.7**	199.5

NOTES TO THE FINANCIAL INFORMATION

1. Basis of preparation

The financial information has been prepared in accordance with the accounting policies set out in the full financial statements. FRS 19 "Deferred tax" has been adopted in full with effect from 29 April 2001 and prior period comparatives have been restated where appropriate.

The consolidated financial statements are prepared in accordance with the historical cost convention. The consolidated financial statements incorporate the financial statements of the Company and its subsidiary undertakings for the 52 weeks ended 27 April 2002. Comparative figures are for the 52 weeks ended 28 April 2001.

The financial information set out in this announcement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 and is an abridged version of the Group's financial statements for the 52 weeks ended 27 April 2002 which were approved by the directors on 26 June 2002. Statutory accounts for the period ended 28 April 2001 have been delivered to the Registrar of Companies and those for the period ended 27 April 2002 will be delivered following the Company's Annual General Meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under Section 237 (2) or (3) of the Companies Act 1985.

2. Segmental analysis

(a) Turnover and operating profit

	52 weeks ended 27 April 2002			52 weeks ended 28 April 2001 (restated)		
	Turnover £million	**Underlying operating profit £million**	**Operating profit £million**	Turnover £million	Underlying operating profit £million	Operating profit £million
Continuing operations:						
UK Retail	**4,121.8**	**253.6**	**253.6**	3,979.4	244.8	215.8
International Retail	**688.4**	**11.4**	**11.4**	601.6	22.3	12.0
European Property	**78.0**	**16.0**	**16.0**	62.4	14.9	14.9
	4,888.2	**281.0**	**281.0**	4,643.4	282.0	242.7
Associated undertakings	**-**	**3.8**	**3.8**	-	-	-
	4,888.2	**284.8**	**284.8**	4,643.4	282.0	242.7
Discontinued operations - Freeserve	**-**	**-**	**-**	44.8	-	(38.9)
Total	**4,888.2**	**284.8**	**284.8**	4,688.2	282.0	203.8

(b) Net assets

		27 April 2002 £million	28 April 2001 (restated) £million
UK Retail		**201.7**	153.2
International Retail	- base (excluding associated undertakings and intangible assets)	**177.9**	191.0
	- associated undertakings (including attributable goodwill)	**69.9**	-
	- intangible assets	**484.2**	432.7
European Property		**31.5**	35.3
Net operating assets		**965.2**	812.2
Net non-operating assets		**295.8**	463.5
Net funds		**355.7**	199.5
Net assets		**1,616.7**	1,475.2

During 2001/02, management and development responsibility for the Internet Services division, previously reported separately, has been integrated with the appropriate retail division. Comparative figures have been restated to reflect this change in responsibility. Associated undertakings comprise UniEuro, which operates in Italy.

The International Retail division operates in the Nordic region, Spain, France, Ireland, Hungary, Italy and Greece. The European Property division operates mainly in Belgium, Luxembourg, France and Germany. There were no material exports from the locations in which the Group operates.

Net non-operating assets predominantly comprise the Group's investment in Wanadoo S.A. and dividends payable.

3. Exceptional Items

		52 weeks ended 27 April 2002 £million	52 weeks ended 28 April 2001 £million
Operating items:			
Restructuring	(i)	-	(19.9)
Impairment	(ii)	-	(19.4)
Expenses incurred on disposal of business	(iii)	-	(0.4)
		-	(39.7)
Non-operating items:			
Profit on sale of investment	(iv)	**15.1**	-
Freeserve including deemed disposals	(v)	-	471.8
		15.1	471.8
Amounts written off investments - continuing	(vi)	**(30.0)**	(15.0)
- discontinued		-	(11.5)
		(30.0)	(26.5)

(i) Restructuring: 2001/02 £nil (2000/01 restructuring of the store portfolio and service operations, largely comprising the disposal costs of stores and redundancy costs of service engineers).

(ii) Impairment: 2001/02 £nil (2000/01 reassessment of the carrying value of investments in e-commerce assets and infrastructure).

(iii) Expenses incurred on disposal of business: 2001/02 £nil (2000/01 expenses incurred by Freeserve plc with respect to potential sale).

(iv) Profit on sale of investment: relates to the sale of 51.3 million shares in Wanadoo S.A. for consideration of £178.4 million.

(v) In 2000/01, the Group sold its majority shareholding in Freeserve plc to Wanadoo S.A. receiving 12.4% of the enlarged share capital of Wanadoo S.A. This gave rise to a net gain of £460.3 million after deducting costs. Further net gains arose in 2000/01 prior to the disposal of Freeserve on deemed disposals in respect of shares issued by Freeserve plc to Energis plc.

(vi) Amounts written off investments: 2001/02 relates to the Group's investment in P. Kotsovolos S.A. (2000/01 continuing operations relates principally to the Group's investment in gameplay plc).

4. Taxation on profit on ordinary activities

	52 weeks ended 27 April 2002 £million	52 weeks ended 28 April 2001 (restated) £million
Current taxation:		
UK corporation tax at 30%	**54.7**	45.1
Overseas taxation - the Company and its subsidiaries	**9.3**	10.8
- associated undertakings	**1.3**	-
Adjustment in respect of earlier periods:		
Corporation tax	**(0.1)**	(0.9)
Overseas taxation	**0.5**	(0.1)
	65.7	54.9
Deferred taxation:		
Current period	**0.8**	(5.9)
Adjustment in respect of earlier periods	**(1.4)**	0.6
	(0.6)	(5.3)
Taxation on profit on ordinary activities	**65.1**	49.6

A reconciliation of the notional current tax charge to the actual current tax charge is set out below:

Profit on ordinary activities before exceptional items at UK statutory rate of 30%	**89.2**	72.5
Capital allowances for period in excess of depreciation	**(4.8)**	(1.1)
Other timing differences	**4.0**	0.6
Differences in effective overseas taxation rates	**(21.5)**	(21.7)
Other	**(1.6)**	8.0
Adjustment in respect of earlier periods	**0.4**	(1.0)
Current taxation on profit on ordinary activities before exceptional items	**65.7**	57.3
Credit in respect of exceptional items	**-**	(2.4)
	65.7	54.9

5. Dividends

	per share	52 weeks ended 27 April 2002 £million	per share	52 weeks ended 28 April 2001 £million
Per ordinary share				
Interim	**1.375p**	**26.5**	1.250p	24.1
Proposed final	**4.675p**	**90.8**	4.250p	81.8
Ordinary dividends paid and proposed	**6.050p**	**117.3**	5.500p	105.9

6. Earnings per share

	52 weeks ended 27 April 2002 £million	52 weeks ended 28 April 2001 (restated) £million
Basic earnings	**211.2**	595.0
Diluted earnings	**211.2**	595.0
Discontinued operations - Freeserve results, net of taxation	**-**	41.2
Discontinued operations - Freeserve minority interest	**-**	(9.8)
Exceptional items, net of taxation	**14.9**	(426.3)
Adjusted diluted earnings	**226.1**	200.1

	Million	Million
Basic weighted average number of shares	**1,925.9**	1,913.4
Employee share option and ownership schemes	**20.9**	27.7
Diluted weighted average number of shares	**1,946.8**	1,941.1

	Pence	Pence
Basic earnings per share	**11.0**	31.1
Diluted earnings per share	**10.8**	30.6
Discontinued operations - Freeserve results, net of taxation	**-**	2.1
Discontinued operations - Freeserve minority interest	**-**	(0.5)
Exceptional items, net of taxation	**0.8**	(21.9)
Adjusted diluted earnings per share	**11.6**	10.3

Adjusted earnings per share, which exclude exceptional items and discontinued operations, are shown in order to disclose the impact of these items on underlying earnings.

7. Reconciliation of movements in shareholders' funds

	2002 £million	2001 £million
Opening shareholders' funds as previously reported	**1,495.0**	977.0
Prior period adjustment (note 1)	**(48.7)**	(41.1)
Opening shareholders' funds as restated	**1,446.3**	935.9
Profit for the period	**211.2**	595.0
Dividends	**(117.3)**	(105.9)
	93.9	489.1
Other recognised gains and losses relating to the period	**18.2**	0.9
Ordinary shares issued:		
Share option and ownership schemes	**22.7**	20.4
Net additions to shareholders' funds	**134.8**	510.4
Closing shareholders' funds	**1,581.1**	1,446.3

8. Reconciliation of operating profit to net cash inflow from operating activities

	2001/02 £million	2000/01 £million
Operating profit	**284.8**	203.8
Depreciation	**104.0**	94.5
Amortisation of goodwill and own shares	**1.0**	3.4
Share of (profit)/loss of associated undertakings	**(3.8)**	5.4
(Profit)/loss on disposal of fixed assets	**(9.5)**	17.5
Net (utilisation of)/additions to provisions	**(5.4)**	22.0
Increase in stocks	**(59.5)**	(60.4)
Increase in debtors	**(31.8)**	(46.4)
Increase in creditors	**60.5**	92.3
	340.3	332.1

9. Post balance sheet event

On 7 May 2002 the Group acquired Direct Telephone Services Limited (trading as Genesis Communications) for consideration of a maximum of £31 million. The initial consideration was satisfied by £27 million in loan notes and £1 million in cash. Additional consideration of up to £1 million is payable in cash and up to £2 million in loan notes is to be paid dependent on the achievement of earnings targets.

10. Retail Sales Analysis and Store Data

Sales Analysis

	2001/02 £ million	2000/01 £ million	Change %	Like for like change %
UK Retail				
Dixons	**816.1**	831.5	(2%)	(1%)
Currys	**1,607.3**	1,486.7	8%	5%
PC World	**1,278.1**	1,180.7	8%	1%
The Link	**330.8**	401.6	(18%)	(23%)
Other	**89.5**	78.9	13%	-
	4,121.8	3,979.4	4%	0%
International Retail				
Nordic Region	**595.5**	530.5	12%	(1%)
Ireland	**55.6**	44.2	26%	8%
Spain	**23.6**	26.6	(11%)	4%
France	**9.5**	0.3	3,067%	-
Hungary	**4.2**	-	-	-
	688.4	601.6	14%	0%
Total Retail	**4,810.2**	4,581.0	5%	0%

Store Data

	Store numbers		Sales area	
	27 April 2002	Changes since 28 April 2001	**27 April 2002 000 sq.ft.**	Changes since 28 April 2001 000 sq.ft.
UK Retail				
Dixons	**331**	(7)	**853**	(3)
Currys - Superstore	**291**	8	**3,791**	287
- High Street	**93**	(10)	**158**	(22)
PC World	**111**	15	**1,841**	203
The Link	**285**	14	**268**	13
	1,111	20	**6,911**	478
International Retail				
Nordic Region*	**148**	15	**1,802**	376
Ireland	**12**	2	**126**	5
Spain	**6**	-	**78**	29
France	**2**	2	**34**	34
Hungary	**1**	1	**43**	43
	169	20	**2,083**	487
Total Retail	**1,280**	40	**8,994**	965

* Includes franchise stores